Exhibit 99.1

Bragg Gaming Expands U.S. Content Footprint with Fanatics Casino Tri-State Launch

July 2, 2025

Bragg’s exclusive online casino content including proprietary titles from Atomic Slot Lab, Wild Streak Gaming and Indigo Magic go live in New Jersey, Michigan and Pennsylvania

Toronto, July 2, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) is pleased to announce the launch of its newest games and Remote Gaming Server (RGS) technology with Fanatics Casino  across New Jersey, Michigan and Pennsylvania.

Fanatics Casino is America’s fastest growing online casino* and is available in Michigan, New Jersey, Pennsylvania and West Virginia on iOS, Android and desktop. Players are invited to dive into a world of thrills as Fanatics Casino brings the casino floor directly to a customer’s fingertips, whether on-the-go or in front of a computer. Players can explore a wide array of classic and modern casino games, including slots, blackjack, roulette, progressive jackpots and video poker. Each game is crafted to deliver authentic casino action, ensuring endless entertainment.

Players in these states will benefit from access to Bragg’s full catalogue, including titles from Bragg’s in-house proprietary content development studios, a roster which includes Atomic Slot Lab and Indigo Magic and Wild Streak Gaming, all through Bragg Gaming’s Remote Games Server (RGS) technology, delivered via the Bragg HUB platform.

In addition, titles from Bragg’s multiple studio partners, including Incredible Technologies, Bluberi, King Show Games and Sega Sammy Creation will also be available to players in all three regulated markets along with top-performing titles like “Cai Fu Emperor Ways” and “Queenie” and a host of other elevated content from Bragg’s Atomic Slot Lab studio.

This roster of studio partners, which is constantly being updated, now also includes Boomerang Studios, Four Leaf Gaming and Reflex Gaming, who will all launch titles on the Bragg RGS later this year.

This expansion is the latest step in Bragg’s drive to deliver engaging and game-changing content to players across the North American market.

The launch supports Bragg Gaming’s strategic goals by accelerating the growth of utilization of Bragg’s exclusive and proprietary content, and the diversification of revenue through expansion into North American markets.

Matevz Mazij, CEO Bragg Gaming Group commented: “With its history of connecting sports fans with merchandise they love and with sports betting and the strong cross sell between sports betting and iGaming, this launch represents a great opportunity to showcase Bragg’s amazing titles across the three biggest iGaming markets in the U.S.”

“We look forward to developing our relationship as a key partner of Fanatics Betting and Gaming in the North American market as we continue the roll-out with regular new game releases planned.”

Kieron Shaw, Manager of Fanatics Casino Games Content commented: “We’re thrilled to partner with Bragg Gaming Group to bring their diverse and engaging iGaming content to our players in New Jersey, Michigan, and Pennsylvania,”.

“This collaboration is a significant step in our strategy to expand our iGaming offerings and capitalize on the substantial growth projected for these key markets. Bragg’s impressive catalogue, including titles from Wild Streak Gaming and their third-party studio partners, along with their innovative promotional tools, will undoubtedly enhance the gaming experience for our users and help us springboard our presence across these important states.”

For exciting casino content please follow the Fanatics Casino social channels on X @FanaticsCasino and on Instagram @FanaticsCasino as well as Bragg’s channels on X, LinkedIn, Facebook and Instagram.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers.  Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

About Fanatics Betting and Gaming

Launched in 2021, Fanatics Betting and Gaming is the online and retail sports betting subsidiary of Fanatics, a global digital sports platform. The Fanatics Sportsbook is available to 95% of the addressable online sports bettor market in the U.S. Fanatics Casino is currently available online in Michigan, New Jersey, Pennsylvania and West Virginia.  Fanatics Betting and Gaming operates twenty-two retail sports betting locations, including the only sportsbook inside an NFL stadium at Northwest Stadium. Fanatics Betting and Gaming is headquartered in New York with offices in Denver, Leeds and Dublin.

Gambling Problem?

MI, PA, NJ: Call 1-800-GAMBLER | WV: Call 1-800-GAMBLER or visit www.1800gambler.net

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*Based on GGR growth in Q3 vs Q4 2024 compared to other online casino operators generating more than $10m in revenue in the quarter.

For media enquiries or interview requests, please contact:

Robert Simmons, Head of Communications, Bragg Gaming Group
press@bragg.group

Investors:

Robbie Bressler, Chief Financial Officer, Bragg Gaming Group
+1 647-480-1591
investors@bragg.group

OR

James Carbonara, Hayden IR
(646)-755-7412
james@haydenir.com